FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Dynamotive Energy Systems Corp (the “Issuer”)

140 – 13091 Vanier Place

Richmond, BC V6V 2J1

Tel: (604) 295-6800

Item 2

Date of Material Change

September 1, 2009

Item 3

News Release

Issued September 1, 2009 disseminated via Filing Services Canada and retransmitted by Business Wire.

Item 4

Summary of Material Change

VANCOUVER, BC, CANADA, September 1, 2009 – Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, announced that it has completed BioOil® deliveries planned for the month of August to a US based client.

The deliveries were part of an order for a minimum of 18 shipments of BioOil® to be delivered over a period of six months.  The value of the contract over the six month period is estimated at $260,000.

The plant operated dry biomass input capacities of 100 metric tons per day (> 75% of nominal capacity) and peak feed rates of 116.8 metric tons per day (90 % of nominal capacity) for a number of days.

Dynamotive’s West Lorne plant is capable of processing up to 130 tonnes per day of biomass and is located within a wood flooring manufacturing facility in Ontario, Canada.

Item 5

Full Description of Material Change

5.1 Full Description of Material Change

VANCOUVER, BC, CANADA, September 1, 2009 – Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, announced that it has completed BioOil® deliveries planned for the month of August to a US based client.

The deliveries were part of an order for a minimum of 18 shipments of BioOil® to be delivered over a period of six months.  The value of the contract over the six month period is estimated at $260,000.

The plant operated dry biomass input capacities of 100 metric tons per day (> 75% of nominal capacity) and peak feed rates of 116.8 metric tons per day (90 % of nominal capacity) for a number of days.

Dynamotive’s West Lorne plant is capable of processing up to 130 tonnes per day of biomass and is located within a wood flooring manufacturing facility in Ontario, Canada.

Other News:

Dynamotive further announced that it had filed its 2nd Quarter financials with the British Columbia Securities Commission and US SEC on August 20, 2009. The financial statements can be accessed through SEDAR and are also available on the Company’s website www.dynamotive.com.

During the 2nd Quarter the Company in pursuit of the development of a sustainable and commercially viable business model continued to implement its strategy to reduce costs, promote sales of product and licensing of its technology, product R&D, asset utilization and development of strategic alliances to service market opportunities.  Further details can be found in the Management Discussion and Analysis section of the financial statements.

1.

Cost Reduction: The rationalization of our operations resulted in overhead reduction of close to 50 % on a year to year basis. Q2 2009 Loss $1,536,811 vs. Q2 2008 $2,908,763.  Work is ongoing with further operational and structural changes planned that are expected to further reduce overheads and operational costs.

2.

Product Sales: Completion of test program with US Client and gaining of order estimated at $260,000 for continued deliveries as previously announced, BioOil® shipment for test purposes to prospective clients and BioChar shipment for testing in agricultural applications. For the first six months of 2009 BioOil® shipments to clients resulted in sales of $79,326.

3.

Technology Licensing: The Company continues to prioritize third party development and is limiting its own development efforts. In line with this strategy, the Company continued to support its partners and agents in Australia, Europe, US and Latin America. In the second quarter the Company hosted visits at its West Lorne and Guelph plants as well as its research facility by parties from US and Europe who conducted due diligence visits.

4.

Product Research and Development: At its Waterloo research facilities, the Company continued its development work on the production of Mobile Fuels from BioOil® and BioOil® fuel oil blends.  The Company shipped samples to independent parties in the energy sector with whom it is cooperating in the analytical phase of the program and has received valuable data that supports internal analysis and objectives.

5.

Strategic Alliances: The Company continued to work with its engineering partners in support of licensing of its technology and in project implementation. It continues its work with parties involved in the energy and technology sectors to advance its market reach and its R&D program.

6.

Asset Utilization: The Company is focusing its efforts in making its asset base productive looking closely at its utilization and potential within Dynamotive or through sale. The Company has $36,062,929 in assets. These assets are ready and capable of operating “on demand”.  Market conditions have limited their utilization, but we have the opportunity to continue to enhance their operation in 2009 and in doing so unlock the Capital invested to meet our total liabilities which stood at $11,343,170 as at June 30th 2009.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

Contact: Andrew Kingston, President & CEO

Telephone: (604) 295-6800

Item 9

Date of Report

September 1, 2009

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

(Signed) Richard Lin

   ----------------------

   Richard Lin

   Chairman

DYNAMOTIVE ENERGY SYSTEMS CORPORATION               NEWS RELEASE: SEPTEMBER 1, 2009

Dynamotive Completes August BioOil® Deliveries to US Client

Files 2nd Quarter 2009 Results

VANCOUVER, BC, CANADA, September 1, 2009 – Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, announced that it has completed BioOil® deliveries planned for the month of August to a US based client.

The deliveries were part of an order for a minimum of 18 shipments of BioOil® to be delivered over a period of six months.  The value of the contract over the six month period is estimated at $260,000.

The plant operated dry biomass input capacities of 100 metric tons per day (> 75% of nominal capacity) and peak feed rates of 116.8 metric tons per day (90 % of nominal capacity) for a number of days.

Dynamotive’s West Lorne plant is capable of processing up to 130 tonnes per day of biomass and is located within a wood flooring manufacturing facility in Ontario, Canada.

Other News:

Dynamotive further announced that it had filed its 2nd Quarter financials with the British Columbia Securities Commission and US SEC on August 20, 2009. The financial statements can be accessed through SEDAR and are also available on the Company’s website www.dynamotive.com.

During the 2nd Quarter the Company in pursuit of the development of a sustainable and commercially viable business model continued to implement its strategy to reduce costs, promote sales of product and licensing of its technology, product R&D, asset utilization and development of strategic alliances to service market opportunities.  Further details can be found in the Management Discussion and Analysis section of the financial statements.

1.

Cost Reduction: The rationalization of our operations resulted in overhead reduction of close to 50 % on a year to year basis. Q2 2009 Loss $1,536,811 vs. Q2 2008 $2,908,763.  Work is ongoing with further operational and structural changes planned that are expected to further reduce overheads and operational costs.

2.

Product Sales: Completion of test program with US Client and gaining of order estimated at $260,000 for continued deliveries as previously announced, BioOil® shipment for test purposes to prospective clients and BioChar shipment for testing in agricultural applications. For the first six months of 2009 BioOil® shipments to clients resulted in sales of $79,326.

3.

Technology Licensing: The Company continues to prioritize third party development and is limiting its own development efforts. In line with this strategy, the Company continued to support its partners and agents in Australia, Europe, US and Latin America. In the second quarter the Company hosted visits at its West Lorne and Guelph plants as well as its research facility by parties from US and Europe who conducted due diligence visits.

4.

Product Research and Development: At its Waterloo research facilities, the Company continued its development work on the production of Mobile Fuels from BioOil® and BioOil® fuel oil blends.  The Company shipped samples to independent parties in the energy sector with whom it is cooperating in the analytical phase of the program and has received valuable data that supports internal analysis and objectives.

5.

Strategic Alliances: The Company continued to work with its engineering partners in support of licensing of its technology and in project implementation. It continues its work with parties involved in the energy and technology sectors to advance its market reach and its R&D program.

6.

Asset Utilization: The Company is focusing its efforts in making its asset base productive looking closely at its utilization and potential within Dynamotive or through sale. The Company has $36,062,929 in assets. These assets are ready and capable of operating “on demand”.  Market conditions have limited their utilization, but we have the opportunity to continue to enhance their operation in 2009 and in doing so unlock the Capital invested to meet our total liabilities which stood at $11,343,170 as at June 30th 2009.

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil® for power and heat generation. BioOil® can be further converted into vehicle fuels and chemicals. Photographs of the Guelph and West Lorne plants may be seen on the company's website www.dynamotive.com.

About BioOil® Biofuel

BioOil® is an industrial fuel produced from cellulose waste material. When combusted it produces substantially less smog-precursor nitrogen oxides (‘NOx’) emissions than conventional oil as well as little or no sulfur oxide gases (‘SOx’), which are a prime cause of acid rain.  BioOil® and BioOil Plus™ are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. BioOil® can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.

Contacts:

Delphin Thebaud

Switchboard:

(703) 336-8450

Fax:

(703) 336-8462

Email:

info@dynamotive.com

Website:

www.dynamotive.com

Disclaimer Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements".  Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements.  Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions.  These risks are generally outlined in the company's disclosure filings with the Securities and Exchange Commission.